U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-38304

DOGNESS (INTERNATIONAL) CORPORATION

(Registrant’s name)

Tongsha Industrial Estate, East District

Dongguan, Guangdong

People’s Republic of China 523217

+86 769-8875-3300

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

On April 12, 2024, the Registrant announced its unaudited financial results for the first six months of fiscal year 2023. Unaudited financial statements and notes for six months ended December 31, 2023 and the Operating and Financial Review and Prospects are furnished as Exhibits 99.1 and Exhibit 99.2, respectively, to this report on Form 6-K.

Incorporation By Reference:

This report on Form 6-K is hereby incorporated by reference into the Registrant’s registration statement on Form F-3 (File No. 333-262504).

Exhibits

The following documents are filed herewith:

Exhibit Number	Document

99.1	Unaudited financial statements and notes for six months ended December 31, 2023.
99.2	Operating and Financial Review and Prospects

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dogness (International) Corporation

	By:	/s/ Silong Chen
	Name:	Silong Chen
	Title:	Chief Executive Officer
(Principal Executive Officer) and Duly Authorized Officer

Dated: April 12, 2024